MAIL STOP 3561

December 19, 2006

Ms. Vickie A. Walker
The Heritage Organization, Inc.
P.O. Box 910
Addison, Texas 75001

> **Re:** **The Heritage Organization, Inc.**
> **Form 10-KSB for the Fiscal Year Ended May 31, 2005**
> **Filed September 6, 2005**
> **Form 10-QSB for the Fiscal Quarter Ended August 31, 2005**
> **Filed October 19, 2005**
> **File No. 0-21951**

Dear Ms. Walker:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies